Meridian Gold Inc.

9670 Gateway Drive, Suite 200

Reno, Nevada 89521

Phone:  (775) 850-3777

Fax:

 (775) 850-3733

MERIDIAN GOLD SIGNS AN AGREEMENT TO SELL JERRITT CANYON

(All dollar amounts in U.S. currency)

Reno, Nevada, February 27, 2003 – Meridian Gold Inc.’s subsidiary, Meridian Gold Jerritt Canyon Corporation, and AngloGold (Jerritt Canyon) Corp., have entered into a purchase and sale agreement with Queenstake Resources Ltd. to sell their combined 100% interest of the Jerritt Canyon Joint Venture, with an estimated closing date of March 24, 2003.

Queenstake has agreed to pay $8 million upon closing, $6 million in equal quarterly installments beginning June 2004 as well as production royalties linked to gold price, with a sliding scale percentage feature ranging from zero to four percent.  Meridian will receive its 30% pro-rata share of the sales price.  Queenstake Resources will assume all obligations of the joint venture, including all current and future reclamation liabilities, which will be fully bonded and insured.

As a result of Meridian’s corporate goals and a review of strategic alternatives at Jerritt Canyon, the Company has decided that the property is no longer a core asset.  Meridian’s long-term strategy is to maintain its cost structure within the lower quartile of the industry.  Based on the Jerritt Canyon Joint Venture’s current plan, less than a two-year mine life was expected.

Meridian Gold Inc. is traded on The Toronto Stock Exchange (MNG) and on the New York Stock Exchange (MDG).  For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Wayne M. Hubert

Tel:  (800) 572-4519

Investor Relations

Fax: (775) 850-3733

Meridian Gold Inc.

E-mail: wayne.hubert@meridiangold.com